Filed by UBS Group AG and

UBS AG (Commission File No. 1-15060)

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: UBS AG

(Commission File No. 1-15060)

IMPORTANT NOTICE CONCERNING YOUR RIGHTS UNDER THE

UBS SAVINGS AND INVESTMENT PLAN,

THE UBS FINANCIAL SERVICES, INC. 401(K) PLUS PLAN, AND/OR

THE UBS FINANCIAL SERVICES INCORPORATED OF PUERTO RICO

SAVINGS PLUS PLAN

(BLACKOUT NOTICE)

OCTOBER 8, 2014

1.	This notice is to inform you that the UBS Savings and Investment Plan, the UBS Financial Services, Inc. 401(k) Plus Plan, and the UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan (individually, a “Plan” and collectively, the “Plans”) will be entering into a “blackout” period for participants with an account balance in the UBS Stock Fund (for the UBS Savings and Investment Plan) and participants with an account balance in the UBS Company Stock Fund[1] (for the UBS Financial Services, Inc. 401(k) Plus Plan and the UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan) due to the exchange offer whereby existing UBS AG ordinary shares may be exchanged for ordinary shares of a new listed holding company, UBS Group AG (the “Exchange Offer”).

2.	As a result of the Exchange Offer, you temporarily will be unable to direct or diversify investments in the UBS Stock Fund and the UBS Company Stock Fund or obtain a distribution or a loan from the portion of your account balance that is invested in the UBS Stock Fund or the UBS Company Stock Fund. This period, during which you will be unable to exercise these rights otherwise available under the Plan, is called a “blackout period.” Whether or not you are planning retirement in the near future, we encourage you to carefully consider how this blackout period may affect your retirement planning, as well as your overall financial plan.

3.	The blackout period for the Plans is expected to begin at 4:00 pm New York City time as of the second business day prior to the expiration date of the Exchange Offer. Currently, the Exchange Offer is expected to expire on November 11, 2014, but that date may be extended by UBS. If the expiration date is November 11, 2014, the beginning of the blackout period will be 4:00 pm New York City time on Friday, November 7, 2014, and the expected end date of the blackout period is on or about November 19, 2014. In the event that the Exchange Offer is extended to a new expiration date, the Plans will institute the blackout period two business days before the new expiration date (in such an event, the expected end date will likewise change). Efforts will be made to reduce the blackout period to the length of time necessary to process the Exchange Offer within the

[1]	This fund is called the ‘Common Stock Fund’ in the plan documents for the UBS Financial Services, Inc. 401(k) Plus Plan and the UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan.

Plans. During this period, you can determine whether or not the blackout period has started or ended by calling Benefit’s Express™ at +1-888-251-2500 (representatives are available 9:00a.m. – 7:00p.m. ET, Monday through Friday) or logging onto the Plans’ website, at Your Benefits Resources™, via the UBS intranet by typing goto/usbenefits (for active employees) or from home via the internet at http://resources.hewitt.com/ubs.

4.	During the blackout period, you will be unable to direct or diversify the assets held in the UBS Stock Fund or the UBS Company Stock Fund portion of your account, as applicable. For this reason, it is very important that you review and consider the appropriateness of your current investments in light of your inability to direct or diversify those investments in the UBS Stock Fund and the UBS Company Stock Fund during the blackout period. For your long-term retirement security, you should give careful consideration to the importance of a well-balanced and diversified investment portfolio, taking into account all your assets, income and investments. You should be aware that there is a risk to holding substantial portions of your assets in the securities of any one company, as individual securities tend to have wider price swings, up and down, in short periods of time, than investments in diversified funds. Stocks that have wide price swings might have a large loss during the blackout period, and you would not be able to direct the sale of such stocks from your account during the blackout period.

5.	During the blackout period, any contributions to your account in the Plans that you had elected to be invested in the UBS Stock Fund or the UBS Company Stock Fund, as applicable, will continue to be invested in such funds, with the contributions held in cash or cash equivalents pending purchase of either UBS Group AG ordinary shares or UBS AG ordinary shares, depending on the success of the Exchange Offer. Following the initial offer period, it is expected that contributions to the UBS Stock Fund and the UBS Company Stock Fund will be invested in UBS Group AG ordinary shares plus an amount of cash (or cash equivalents) intended to provide liquidity within the funds and will be subject to the same terms and conditions that apply to the current UBS Stock Fund and UBS Company Stock Fund, as applicable. Whether the UBS Stock Fund and the UBS Company Stock Fund are invested in UBS Group AG ordinary shares or UBS AG ordinary shares depends on the success of the Exchange Offer.

6.	If you have any questions concerning this notice, you should contact Benefit’s Express™ at +1-888-251-2500. Representatives are available 9:00a.m. – 7:00p.m. ET, Monday through Friday.

Important Notices

The exchange offer described herein will be addressed to UBS AG’s shareholders and only to persons to whom it may be lawfully addressed. The exchange offer will be made to the public in Switzerland and the United States, as well as in certain member states of the European Economic Area (the “EEA Jurisdictions”). The making of the exchange offer to specific persons who are residents, nationals or citizens of jurisdictions outside Switzerland, the United States or the EEA jurisdictions, or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction.

The exchange offer is not being made, directly or indirectly, by mail or by any means in or into any jurisdiction within which, under its laws, rules and regulations, the submission, the making or the presentation of the exchange offer or the mailing or distribution of this announcement, the Swiss offer prospectus, the prospectus approved by the Central Bank of Ireland (the “EU Prospectus”) and published in connection with the public offering of shares of UBS Group in Ireland, and once passported, in Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom, a declaration of acceptance and any other document or material relevant thereto (together, the “Exchange Offer Documents”) is illegal or contravenes any applicable legislation, rule or regulation (together, the “Excluded Territories”). Accordingly, copies of any Exchange Offer Document will not be, and must not be, directly or indirectly, mailed, distributed or otherwise sent to anyone or from anyone in or into or from any Excluded Territory.

No person receiving a copy of any Exchange Offer Document in any jurisdiction outside Switzerland or the EEA jurisdictions (or any documents relating to the U.S. exchange offer other than in the United States) may treat any such document as if it constituted a solicitation or offer to such person and under no circumstances may such person use any Exchange Offer Document if, in the relevant jurisdiction, such solicitation or offer may not be lawfully made to such person or if such Exchange Offer Document may not be lawfully used without breaching any legal requirements. In those instances, any such Exchange Offer Document will be sent for information purposes only. Separate documentation related to the exchange offer will be made available in the United States. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

It will be the responsibility of the Excluded Shareholders wishing to accept the exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the exchange offer. If you are an Excluded Shareholder and have any doubts as to your status, you should consult with your professional advisor in the relevant jurisdiction.

UBS Group AG (“UBS Group”) has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which includes a preliminary offer to exchange/prospectus. UBS AG and UBS Group may file with the SEC additional materials relevant to the exchange offer, including the filing by UBS Group of a final offer to exchange/prospectus. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION FILED OR TO BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a copy of such filings, without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from UBS AG, without charge, once they are filed with the SEC.

This document is an advertisement and not a prospectus for the purposes of the Prospectus Directive (2003/71/EC, as amended) and investors in the European Economic Area (“EEA”) should not subscribe for or purchase any transferable securities referred to in this document in the initial offer period except on the basis of information contained in the prospectus approved by the Central Bank of Ireland (the “EU Prospectus”) and published in connection with the public offering of shares of UBS Group AG in the initial offer period in Ireland, and once passported, in Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom. A copy of the EU Prospectus in the English language is available at www.ubs.com/exchangeoffer.

In relation to each Member State of the EEA which has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of any UBS Group shares (including by means of a resale or other transfer) may not be made in that Relevant Member State, other than the offering of UBS Group shares in the initial offer period pursuant to the exchange offer in Ireland, Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom contemplated in the EU Prospectus (from the time the EU Prospectus has been approved by the Central Bank of Ireland, in its capacity as the competent authority in Ireland, and published in accordance with the Prospectus Directive as implemented in Ireland and in the case of Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom, passported), except that an offer to the public in that Relevant Member State of the UBS Group shares may be made at any time under the following exemptions under the Prospectus Directive, if and as they have been implemented in that Relevant Member State:

•	to legal entities which are qualified investors as defined in the Prospectus Directive;

•	to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of UBS Group shares shall result in a requirement for UBS Group to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the provisions above, the expression an “offer to the public” in relation to any UBS Group shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the exchange offer and the UBS Group shares to be offered so as to enable an investor to decide to accept the exchange offer, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.